

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Jane Sheere
Secretary
Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed March 8, 2023**
> **File No. 333-270363**

Dear Jane Sheere:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note you disclose in your explanatory note that the Partnership is paying a registration fee of $55,100 with the filing of the Registration Statement in respect of the additional 15,105,740 LP Units registered to provide additional capacity to cover the issuance or delivery of LP Units upon exchange, redemption or acquisition of future issuances of Exchangeable Shares. If the securities overlying these LP Units are to be deemed outstanding, please revise to explain whether such securities were issued in public or private offerings. If such securities were issued privately, please provide your analysis as to why you believe you are eligible to register the issuance of the underlying LP Units to private placement purchasers. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 239.15. If the securities overlying the LP Units are not

deemed to be outstanding, please provide your analysis as to why believe you are eligible to register the LP Units for resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Irene Barberena-Meissner, Staff Attorney at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher Bornhorst